UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – November 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

November, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14	Nov-14 Vs. Nov-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	9,201,322	9,257,021	8,997,366	(2.8)	(2.2)
Interbank and overnight funds	292,894	1,358,201	1,388,622	2.2	374.1
Total Cash and cash equivalents	9,494,216	10,615,221	10,385,987	(2.2)	9.4
INVESTMENT SECURITIES
Debt securities	12,555,819	14,153,425	14,653,942	3.5	16.7
Trading	2,775,617	2,075,670	2,460,432	18.5	(11.4)
Available for Sale	6,873,588	9,428,852	9,555,829	1.3	39.0
Held to maturity	2,906,614	2,648,904	2,637,681	(0.4)	(9.3)
Equity securities	9,937,656	12,233,943	12,569,239	2.7	26.5
Trading	38,626	34,290	33,255	(3.0)	(13.9)
Available for Sale	9,899,031	12,199,653	12,535,985	2.8	26.6
Allowance	(3,037)	(1,031)	(1,087)	5.4	(64.2)
Total investment securities, net	22,490,438	26,386,337	27,222,094	3.2	21.0
LOANS AND FINANCIAL LEASES
Commercial loans	44,550,993	48,563,300	49,486,044	1.9	11.1
Consumer loans	20,494,256	22,833,892	23,023,441	0.8	12.3
Microcredit	334,857	350,299	349,728	(0.2)	4.4
Mortgage loans	1,787,742	2,719,968	2,803,882	3.1	56.8
Financial leases	5,875,046	6,320,638	6,320,764	0.0	7.6
Allowance for loans and financial leases losses	(2,598,293)	(2,798,896)	(2,805,332)	0.2	8.0
Total loans and financial leases, net	70,444,602	77,989,200	79,178,527	1.5	12.4
Interest accrued on loans and financial leases	702,760	750,863	773,157	3.0	10.0
Allowance on interest accrued on loans and fianncial leases	(85,638)	(94,291)	(97,249)	3.1	13.6
Interest accrued on loans and financial leases, net	617,122	656,572	675,908	2.9	9.5
Bankers' acceptances, spot transactions and derivatives	364,436	308,662	606,014	96.3	66.3
Accounts receivable, net	1,093,621	1,191,899	1,124,473	(5.7)	2.8
Property, plant and equipment, net	868,814	893,025	901,375	0.9	3.7
Operating leases, net	365,249	377,998	374,497	(0.9)	2.5
Foreclosed assts, net	57,913	58,119	59,329	2.1	2.4
Prepaid expenses and deferred charges	432,414	343,803	431,058	25.4	(0.3)
Goodwill, net	490,755	554,916	552,442	(0.4)	12.6
Other assets, net	1,175,029	983,478	1,107,780	12.6	(5.7)
Reappraisal of assets	2,167,154	2,266,225	2,351,615	3.8	8.5
Total assets	110,061,762	122,625,456	124,971,099	1.9	13.5
LIABILITIES
DEPOSITS
Checking accounts	14,721,082	16,109,698	16,483,637	2.3	12.0
Time deposits	19,246,846	24,828,908	24,975,839	0.6	29.8
Savings deposits	39,601,811	41,920,739	39,783,415	(5.1)	0.5
Other	610,272	690,824	713,229	3.2	16.9
Total deposits	74,180,011	83,550,169	81,956,120	(1.9)	10.5
Bankers' acceptances, spot transactions and derivatives	430,638	578,747	1,189,102	105.5	176.1
Interbank borrowings and overnight funds	1,972,802	2,321,024	3,199,047	37.8	62.2
Borrowings from banks and other	4,555,178	5,083,770	5,077,659	(0.1)	11.5
Accrued interest payable	247,668	260,024	289,445	11.3	16.9
Other accounts payable	2,262,300	1,671,915	2,089,268	25.0	(7.6)
Bonds	6,839,134	6,959,376	7,118,379	2.3	4.1
Estimated Liabilities	1,161,851	1,193,420	1,347,369	12.9	16.0
Other liabilities	871,298	871,294	975,179	11.9	11.9
Total liabilities	92,520,879	102,489,737	103,241,569	0.7	11.6
Total shareholders' equity	17,540,883	20,135,719	21,729,530	7.9	23.9
Total liabilities and shreholders' equity	110,061,762	122,625,456	124,971,099	1.9	13.5

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Nov-13	Nov-14	Nov-14 Vs. Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14
INTEREST INCOME
Interest on loans	6,208,945	6,552,961	5.5	619,403	622,428	0.5
Interest on investment securities	694,799	682,256	(1.8)	61,721	63,337	2.6
Interbank and overnight funds	111,220	114,898	3.3	9,573	11,578	21.0
Financial leases	544,744	550,127	1.0	51,294	51,284	(0.0)
Total Interest Income	7,559,708	7,900,242	4.5	741,990	748,627	0.9
INTEREST EXPENSE
Checking accounts	102,857	111,083	8.0	10,740	9,939	(7.5)
Time deposits	818,757	857,139	4.7	89,793	94,368	5.1
Saving deposits	977,899	1,145,238	17.1	112,987	108,132	(4.3)
Total interest expense on deposits	1,899,513	2,113,461	11.3	213,520	212,438	(0.5)
Borrowings from banks and others	128,808	115,956	(10.0)	10,515	9,907	(5.8)
Interbank and overnight funds (expenses)	67,376	80,022	18.8	8,948	8,985	0.4
Bonds	364,018	374,895	3.0	35,768	36,742	2.7
Total interest expense	2,459,715	2,684,333	9.1	268,751	268,072	(0.3)
Net Interest Income	5,099,993	5,215,909	2.3	473,239	480,555	1.5
Provisions for loan and financial lease losses, accrued interest and other, net	1,059,046	1,160,042	9.5	118,945	125,198	5.3
Recovery of charged-off assets	(131,168)	(161,963)	23.5	(14,930)	(13,316)	(10.8)
Provision for investment securities, foreclosed assets and other assets	29,797	38,406	28.9	2,454	2,526	2.9
Recovery of provisions for investments securities, foreclosed assets and other assets	(15,514)	(16,671)	7.5	(2,363)	(591)	(75.0)
Total provisions, net	942,162	1,019,813	8.2	104,106	113,818	9.3
Net interest income after provisions	4,157,831	4,196,096	0.9	369,133	366,737	(0.6)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	905,904	978,289	8.0	94,840	88,221	(7.0)
Branch network services	27,312	30,904	13.2	3,076	2,970	(3.4)
Credit card merchant fees	169,988	193,510	13.8	17,970	18,233	1.5
Checking fees	60,716	60,093	(1.0)	5,700	5,008	(12.1)
Other	83,895	91,330	8.9	8,421	8,216	(2.4)
Total fees and other services income	1,247,816	1,354,126	8.5	130,006	122,648	(5.7)
Fees and other services expenses	336,071	360,151	7.2	35,413	33,668	(4.9)
Fees and other services income, net	911,745	993,974	9.0	94,593	88,980	(5.9)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	227,418	672,458	195.7	85,043	344,722	305.3
Gains (losses) on derivative operations, net	(81,176)	(489,183)	502.6	(68,680)	(327,676)	377.1
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	992,245	1,024,782	3.3	165,033	2	(100.0)
Other	169,515	208,902	23.2	18,497	18,070	(2.3)
Total other operating income	1,308,002	1,416,959	8.3	199,893	35,117	(82.4)
Total operating income	6,377,578	6,607,030	3.6	663,620	490,834	(26.0)
OPERATING EXPENSES
Salaries and employee benefits	1,145,615	1,172,160	2.3	111,122	104,318	(6.1)
Bonus plan payments	31,725	36,129	13.9	2,778	2,834	2.0
Termination payments	5,456	7,151	31.1	383	153	(60.0)
Administrative and other expenses	1,887,554	2,011,963	6.6	202,908	185,097	(8.8)
Insurance on deposit, net	176,787	181,441	2.6	17,518	16,621	(5.1)
Charitable and other donation expenses	2,504	2,481	(0.9)	641	129	(79.9)
Depreciation	213,407	245,975	15.3	22,715	22,695	(0.1)
Goodwill amortization	22,616	26,349	16.5	2,475	2,475	0.0
Total operating expenses	3,485,664	3,683,649	5.7	360,540	334,323	(7.3)
Net operating income	2,891,915	2,923,381	1.1	303,080	156,511	(48.4)
NON-OPERATING INCOME (EXPENSE)
Other income	234,843	234,389	(0.2)	22,960	13,774	(40.0)
Other expenses	71,282	63,428	(11.0)	4,725	3,356	(29.0)
Non-operating income (expense), net	163,561	170,961	4.5	18,235	10,418	(42.9)
Income before income tax expense	3,055,475	3,094,342	1.3	321,315	166,929	(48.0)
Income tax expense	816,640	797,324	(2.4)	82,136	51,934	(36.8)
Net income	2,238,836	2,297,018	2.6	239,179	114,995	(51.9)

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. millions)	Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14	Nov-14 Vs. Nov-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	4,798,503	5,574,126	4,921,027	(11.7)	2.6
Interbank and overnight funds	95,801	678,382	384,411	(43.3)	301.3
Total Cash and cash equivalents	4,894,304	6,252,508	5,305,438	(15.1)	8.4
INVESTMENT SECURITIES
Debt securities	5,564,839	5,363,396	5,512,859	2.8	(0.9)
Trading	1,123,922	787,716	1,041,356	32.2	(7.3)
Available for Sale	3,037,169	3,328,830	3,228,120	(3.0)	6.3
Held to maturity	1,403,748	1,246,850	1,243,383	(0.3)	(11.4)
Equity securities	7,763,153	9,863,453	10,222,678	3.6	31.7
Trading	-	-	-	N.A.	N.A.
Available for Sale	7,763,153	9,863,453	10,222,678	3.6	31.7
Allowance	(749)	(806)	(862)	6.9	15.2
Total investment securities, net	13,327,243	15,226,042	15,734,674	3.3	18.1
LOANS AND FINANCIAL LEASES
Commercial Loans	26,638,226	29,548,962	30,171,055	2.1	13.3
Consumer Loans	6,715,830	7,741,169	7,846,268	1.4	16.8
Microcredit	308,690	330,789	330,716	(0.0)	7.1
Mortgage loans	685,260	1,186,663	1,231,077	3.7	79.7
Financial leases	1,431,136	1,757,349	1,767,272	0.6	23.5
Allowance for loans amd financial leases losses	(1,166,776)	(1,258,645)	(1,275,539)	1.3	9.3
Total loans and financial leases, net	34,612,366	39,306,287	40,070,849	1.9	15.8
Interest accrued on loans and financial leases	352,422	392,751	398,433	1.4	13.1
Allowance on Interest accrued on loans and financial leases	(46,692)	(49,179)	(50,894)	3.5	9.0
Interest accrued on loans and financial leases, net	305,730	343,572	347,539	1.2	13.7
Bankers' acceptances, spot transactions and derivatives	313,970	207,258	407,534	96.6	29.8
Accounts receivable, net	742,361	648,749	568,444	(12.4)	(23.4)
Property, plant and equipment, net	345,079	365,806	363,351	(0.7)	5.3
Operating leases, net	3,226	5,532	5,712	3.2	77.0
Foreclosed assets, net	18,782	18,116	16,779	(7.4)	(10.7)
Prepaid expenses and deferred charges	203,706	154,746	246,725	59.4	21.1
Goodwill, net	467,899	533,565	531,232	(0.4)	13.5
Other assets, net	474,690	474,583	596,951	25.8	25.8
Reappraisal of assets	1,105,300	1,099,340	1,169,428	6.4	5.8
Total assets	56,814,657	64,636,103	65,364,656	1.1	15.0
LIABILITIES
DEPOSITS
Checking accounts	8,111,722	9,321,865	9,117,569	(2.2)	12.4
Time deposits	11,909,476	15,044,901	14,904,071	(0.9)	25.1
Savings deposits	18,236,246	18,870,129	16,628,373	(11.9)	(8.8)
Other	327,566	319,739	315,295	(1.4)	(3.7)
Total deposits	38,585,011	43,556,634	40,965,309	(5.9)	6.2
Bankers' acceptances, spot transactions and derivatives	376,438	454,593	981,367	115.9	160.7
Interbank borrowings and overnight funds	614,296	1,172,521	1,839,441	56.9	199.4
Borrowings from banks and other	2,303,417	2,707,764	2,582,361	(4.6)	12.1
Accrued interest payable	135,218	141,678	156,805	10.7	16.0
Other accounts payable	1,142,741	791,436	1,123,955	42.0	(1.6)
Bonds	2,551,149	2,700,052	2,859,055	5.9	12.1
Estimated Liabilities	489,096	658,493	773,678	17.5	58.2
Other liabilities	314,586	254,828	370,683	45.5	17.8
Total liabilities	46,511,953	52,438,000	51,652,655	(1.5)	11.1
Total shareholders' equity	10,302,703	12,198,104	13,712,001	12.4	33.1
Total liabilities and shareholders' equity	56,814,657	64,636,103	65,364,656	1.1	15.0

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Nov-13	Nov-14	Nov-14 Vs. Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14
INTEREST INCOME
Interest on loans	2,879,422	3,117,122	8.3	298,207	302,079	1.3
Interest on investment securities	348,883	260,098	(25.4)	20,786	25,176	21.1
Interbank and overnight funds	56,909	61,333	7.8	5,318	5,730	7.7
Financial leases	123,108	135,566	10.1	13,237	13,288	0.4
Total Interest Income	3,408,321	3,574,119	4.9	337,547	346,273	2.6
INTEREST EXPENSE
Checking accounts	84,059	92,686	10.3	9,092	8,420	(7.4)
Time deposits	448,837	471,862	5.1	50,478	52,423	3.9
Saving deposits	460,588	481,843	4.6	46,961	45,208	(3.7)
Total interest expense on deposits	993,484	1,046,391	5.3	106,531	106,051	(0.5)
Borrowings from banks and others	59,620	57,688	(3.2)	5,475	5,373	(1.9)
Interbank and overnight funds (expenses)	27,852	44,403	59.4	4,729	4,873	3.0
Bonds	121,967	135,271	10.9	12,606	13,341	5.8
Total interest expense	1,202,923	1,283,753	6.7	129,341	129,638	0.2
Net Interest Income	2,205,398	2,290,366	3.9	208,206	216,635	4.0
Provisions for loan and financial lease losses, accrued interest and other, net	511,947	596,266	16.5	60,042	61,072	1.7
Recovery of charged-off assets	(52,048)	(63,174)	21.4	(6,297)	(7,635)	21.2
Provision for investment securities, foreclosed assets and other assets	13,722	14,339	4.5	1,243	1,225	(1.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	(6,550)	(3,316)	(49.4)	(1,698)	(17)	(99.0)
Total provisions, net	467,071	544,114	16.5	53,290	54,645	2.5
Net interest income after provisions	1,738,327	1,746,252	0.5	154,916	161,990	4.6
FEES AND OTHER SERVICES INCOME
Commissions from banking services	515,258	568,680	10.4	56,031	52,929	(5.5)
Branch network services	27,202	30,794	13.2	3,066	2,960	(3.5)
Credit card merchant fees	64,459	77,058	19.5	6,703	7,990	19.2
Checking fees	31,743	31,480	(0.8)	2,997	2,580	(13.9)
Other	4,232	4,156	(1.8)	257	297	15.8
Total fees and other services income	642,895	712,168	10.8	69,054	66,757	(3.3)
Fees and other services expenses	118,823	118,310	(0.4)	11,280	10,536	(6.6)
Fees and other services income, net	524,072	593,859	13.3	57,774	56,221	(2.7)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	198,858	611,058	207.3	82,586	326,643	295.5
Gains (losses) on derivative operations, net	(79,250)	(471,249)	494.6	(71,300)	(315,293)	342.2
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	772,234	820,943	6.3	162,379	2	(100.0)
Other	2,535	3,511	38.5	364	311	(14.6)
Total other operating income	894,378	964,263	7.8	174,029	11,664	(93.3)
Total operating income	3,156,777	3,304,374	4.7	386,719	229,875	(40.6)
OPERATING EXPENSES
Salaries and employee benefits	492,850	515,283	4.6	47,670	48,259	1.2
Bonus plan payments	6,425	7,412	15.4	128	94	(26.0)
Termination payments	366	483	32.1	89	62	(30.6)
Administrative and other expenses	907,020	1,000,227	10.3	104,422	90,249	(13.6)
Insurance on deposit, net	86,821	84,321	(2.9)	8,112	7,584	(6.5)
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	47,840	54,303	13.5	5,107	5,182	1.5
Goodwill amortization	21,201	24,834	17.1	2,333	2,333	0.0
Total operating expenses	1,562,595	1,686,864	8.0	167,859	153,762	(8.4)
Net operating income	1,594,182	1,617,510	1.5	218,860	76,113	(65.2)
NON-OPERATING INCOME (EXPENSE)
Other income	102,293	107,873	5.5	6,261	5,483	(12.4)
Other expenses	28,439	23,769	(16.4)	1,861	1,686	(9.4)
Non-operating income (expense), net	73,854	84,103	13.9	4,400	3,797	(13.7)
Income before income tax expense	1,668,036	1,701,613	2.0	223,260	79,910	(64.2)
Income tax expense	396,644	389,366	(1.8)	48,857	21,257	(56.5)
Net income	1,271,392	1,312,248	3.2	174,403	58,653	(66.4)

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14	Nov-14 Vs. Nov-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,903,417	1,802,846	2,250,396	24.8	18.2
Interbank and overnight funds	104,335	529,408	411,377	(22.3)	294.3
Total Cash and cash equivalents	2,007,752	2,332,253	2,661,773	14.1	32.6
INVESTMENT SECURITIES
Debt securities	2,767,633	4,547,187	4,650,826	2.3	68.0
Trading	1,086,182	923,811	1,000,981	8.4	(7.8)
Available for Sale	1,086,739	2,985,343	3,015,018	1.0	177.4
Held to maturity	594,712	638,032	634,827	(0.5)	6.7
Equity securities	1,593,230	1,745,509	1,731,212	(0.8)	8.7
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,593,230	1,745,509	1,731,212	(0.8)	8.7
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,360,863	6,292,695	6,382,038	1.4	46.3
LOANS AND FINANCIAL LEASES
Commercial loans	10,338,467	10,828,043	10,966,338	1.3	6.1
Consumer loans	4,251,467	5,157,501	5,213,478	1.1	22.6
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	26,824	107,294	119,938	11.8	347.1
Financial leases	4,172,682	4,319,595	4,314,083	(0.1)	3.4
Allowance for loans and financial leases losses	(691,836)	(779,939)	(779,264)	(0.1)	12.6
Total loans and financial leases, net	18,097,604	19,632,495	19,834,573	1.0	9.6
Interest accrued on loans and financial leases	156,311	168,314	180,206	7.1	15.3
Allowance on Interest accrued on loans and financial leases	(19,822)	(24,214)	(24,685)	1.9	24.5
Interest accrued on loans and financial leases, net	136,489	144,100	155,522	7.9	13.9
Bankers' acceptances, spot transactions and derivatives	48,682	99,310	196,141	97.5	302.9
Accounts receivable, net	270,054	436,857	453,522	3.8	67.9
Property, plant and equipment, net	259,949	271,889	280,520	3.2	7.9
Operating leases, net	361,631	372,064	368,383	(1.0)	1.9
Foreclosed assets, net	22,638	19,315	19,376	0.3	(14.4)
Prepaid expenses and deferred charges	127,627	122,119	118,517	(2.9)	(7.1)
Goodwill, net	22,856	21,351	21,209	(0.7)	(7.2)
Other assets, net	466,816	251,710	240,482	(4.5)	(48.5)
Reappraisal of assets	410,095	487,910	500,357	2.6	22.0
Total assets	26,593,057	30,484,069	31,232,414	2.5	17.4
LIABILITIES
DEPOSITS
Checking accounts	4,243,758	4,453,437	4,725,424	6.1	11.3
Time deposits	3,777,624	5,105,284	5,373,426	5.3	42.2
Savings deposits	8,163,711	11,058,405	10,798,850	(2.3)	32.3
Other	167,704	260,681	269,699	3.5	60.8
Total deposits	16,352,797	20,877,808	21,167,398	1.4	29.4
Bankers' acceptances, spot transactions and derivatives	52,297	121,725	205,082	68.5	292.1
Interbank borrowings and overnight funds	1,003,400	309,977	424,894	37.1	(57.7)
Borrowings from banks and other	1,997,691	1,988,523	2,094,919	5.4	4.9
Accrued interest payable	64,911	73,050	81,219	11.2	25.1
Other accounts payable	541,218	436,246	534,423	22.5	(1.3)
Bonds	2,473,313	2,269,806	2,269,806	-	(8.2)
Estimated Liabilities	243,905	161,968	179,317	10.7	(26.5)
Other liabilities	140,649	174,437	173,311	(0.6)	23.2
Total liabilities	22,870,180	26,413,540	27,130,368	2.7	18.6
Total shareholders' equity	3,722,878	4,070,529	4,102,047	0.8	10.2
Total liabilities and shareholders' equity	26,593,057	30,484,069	31,232,414	2.5	17.4

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Nov-13	Nov-14	Nov-14 Vs. Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14
INTEREST INCOME
Interest on loans	1,324,830	1,432,907	8.2	137,017	136,140	(0.6)
Interest on investment securities	92,828	163,063	75.7	21,680	20,691	(4.6)
Interbank and overnight funds	37,773	38,735	2.5	3,449	4,187	21.4
Financial leases	390,403	391,542	0.3	35,885	36,079	0.5
Total Interest Income	1,845,834	2,026,246	9.8	198,031	197,096	(0.5)
INTEREST EXPENSE
Checking accounts	9,737	12,684	30.3	1,190	1,167	(1.9)
Time deposits	183,821	214,112	16.5	21,609	22,901	6.0
Saving deposits	218,917	309,897	41.6	35,381	33,848	(4.3)
Total interest expense on deposits	412,475	536,693	30.1	58,181	57,916	(0.5)
Borrowings from banks and others	56,493	50,778	(10.1)	4,356	3,855	(11.5)
Interbank and overnight funds (expenses)	17,212	6,306	(63.4)	515	657	27.7
Bonds	144,238	134,628	(6.7)	12,510	12,822	2.5
Total interest expense	630,418	728,405	15.5	75,561	75,250	(0.4)
Net Interest Income	1,215,416	1,297,841	6.8	122,469	121,846	(0.5)
Provisions for loan and financial lease losses, accrued interest and other, net	329,795	370,447	12.3	40,104	39,147	(2.4)
Recovery of charged-off assets	(45,094)	(52,745)	17.0	(5,895)	(3,434)	(41.7)
Provision for investment securities, foreclosed assets and other assets	8,467	10,569	24.8	754	829	9.9
Recovery of provisions for investments securities, foreclosed assets and other assets	(5,404)	(6,094)	12.8	(240)	(4)	(98.5)
Total provisions, net	287,764	322,178	12.0	34,722	36,537	5.2
Net interest income after provisions	927,652	975,663	5.2	87,747	85,309	(2.8)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	169,674	181,592	7.0	18,153	15,784	(13.0)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	85,662	94,775	10.6	9,228	8,367	(9.3)
Checking fees	19,050	18,847	(1.1)	1,740	1,603	(7.9)
Other	28,825	30,701	6.5	2,761	2,653	(3.9)
Total fees and other services income	303,211	325,916	7.5	31,882	28,407	(10.9)
Fees and other services expenses	122,370	136,843	11.8	14,236	13,112	(7.9)
Fees and other services income, net	180,841	189,073	4.6	17,646	15,295	(13.3)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	24,581	56,152	128.4	1,314	16,130	N.A.
Gains (losses) on derivative operations, net	(1,118)	(17,031)	N.A.	2,846	(12,439)	(537.0)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	172,562	161,468	(6.4)	2,615	-	(100.0)
Other	165,493	203,356	22.9	17,879	17,649	(1.3)
Total other operating income	361,519	403,945	11.7	24,655	21,340	(13.4)
Total operating income	1,470,012	1,568,681	6.7	130,048	121,945	(6.2)
OPERATING EXPENSES
Salaries and employee benefits	293,876	297,917	1.4	27,615	27,720	0.4
Bonus plan payments	21,133	22,524	6.6	2,228	2,233	0.2
Termination payments	4,209	5,612	33.4	295	47	(83.9)
Administrative and other expenses	421,358	461,434	9.5	45,329	44,704	(1.4)
Insurance on deposit, net	42,314	48,600	14.9	5,171	5,246	1.4
Charitable and other donation expenses	694	578	(16.6)	16	3	(78.4)
Depreciation	127,337	155,812	22.4	14,294	14,246	(0.3)
Goodwill amortization	1,415	1,514	7.0	142	142	(0.0)
Total operating expenses	912,336	993,992	9.0	95,089	94,341	(0.8)
Net operating income	557,676	574,689	3.1	34,959	27,604	(21.0)
NON-OPERATING INCOME (EXPENSE)
Other income	27,328	31,415	15.0	880	3,703	320.9
Other expenses	18,626	12,724	(31.7)	498	517	4.0
Non-operating income (expense), net	8,702	18,691	114.8	382	3,186	733.1
Income before income tax expense	566,378	593,380	4.8	35,341	30,790	(12.9)
Income tax expense	140,876	148,994	5.8	11,006	10,702	(2.8)
Net income	425,502	444,385	4.4	24,335	20,088	(17.5)

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14	Nov-14 Vs. Nov-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,842,395	983,923	885,737	(10.0)	(51.9)
Interbank and overnight funds	1,449	-	294,388	N.A.	N.A.
Total Cash and cash equivalents	1,843,844	983,923	1,180,125	19.9	(36.0)
INVESTMENT SECURITIES
Debt securities	2,428,910	1,919,303	2,193,205	14.3	(9.7)
Trading	200,021	212,274	358,602	68.9	79.3
Available for Sale	1,660,628	1,257,896	1,387,847	10.3	(16.4)
Held to maturity	568,262	449,133	446,755	(0.5)	(21.4)
Equity securities	569,506	600,868	592,363	(1.4)	4.0
Trading	38,626	27,904	27,996	0.3	(27.5)
Available for Sale	530,880	572,963	564,367	(1.5)	6.3
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,998,416	2,520,170	2,785,568	10.5	(7.1)
LOANS AND FINANCIAL LEASES
Commercial loans	5,021,768	5,538,706	5,715,212	3.2	13.8
Consumer loans	6,505,122	6,736,565	6,737,412	0.0	3.6
Microcredit	13,936	12,475	12,305	(1.4)	(11.7)
Mortgage loans	95,896	166,036	175,149	5.5	82.6
Financial leases	271,228	243,694	239,409	(1.8)	(11.7)
Allowance for loans and financial leases losses	(447,233)	(453,349)	(441,288)	(2.7)	(1.3)
Total loans and financial leases, net	11,460,717	12,244,126	12,438,198	1.6	8.5
Interest accrued on loans and financial leases	121,266	121,971	125,084	2.6	3.1
Allowance on Interest accrued on loans and financial leases	(9,379)	(10,226)	(10,764)	5.3	14.8
Interest accrued on loans and financial leases, net	111,888	111,746	114,320	2.3	2.2
Bankers' acceptances, spot transactions and derivatives	1,376	2,094	2,339	11.7	70.0
Accounts receivable, net	43,963	51,673	50,294	(2.7)	14.4
Property, plant and equipment, net	160,577	161,898	161,606	(0.2)	0.6
Operating leases, net	392	402	403	0.2	2.7
Foreclosed assets, net	12,025	11,715	11,484	(2.0)	(4.5)
Prepaid expenses and deferred charges	61,397	37,777	34,350	(9.1)	(44.1)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	155,965	173,389	179,866	3.7	15.3
Reappraisal of assets	431,506	454,309	456,551	0.5	5.8
Total assets	17,282,065	16,753,223	17,415,105	4.0	0.8
LIABILITIES
DEPOSITS
Checking accounts	1,640,859	1,481,384	1,707,289	15.2	4.0
Time deposits	1,248,430	1,837,705	1,894,183	3.1	51.7
Savings deposits	8,831,123	7,595,179	7,926,944	4.4	(10.2)
Other	80,660	67,884	82,931	22.2	2.8
Total deposits	11,801,073	10,982,152	11,611,346	5.7	(1.6)
Bankers' acceptances, spot transactions and derivatives	1,501	2,215	2,653	19.8	76.8
Interbank borrowings and overnight funds	-	7,217	12,796	77.3	N.A.
Borrowings from banks and other	164,097	191,648	196,137	2.3	19.5
Accrued interest payable	27,245	25,181	29,290	16.3	7.5
Other accounts payable	454,747	328,612	316,103	(3.8)	(30.5)
Bonds	1,814,671	1,989,518	1,989,518	-	9.6
Estimated Liabilities	289,634	244,357	254,772	4.3	(12.0)
Other liabilities	369,661	387,274	380,662	(1.7)	3.0
Total liabilities	14,922,628	14,158,175	14,793,279	4.5	(0.9)
Total shareholders' equity	2,359,437	2,595,048	2,621,826	1.0	11.1
Total liabilities and shareholders' equity	17,282,065	16,753,223	17,415,105	4.0	0.8

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Nov-13	Nov-14	Nov-14 Vs. Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14
INTEREST INCOME
Interest on loans	1,285,597	1,270,850	(1.1)	116,223	116,149	(0.1)
Interest on investment securities	100,959	150,038	48.6	10,340	8,822	(14.7)
Interbank and overnight funds	12,648	10,969	(13.3)	541	809	49.4
Financial leases	31,234	23,020	(26.3)	2,173	1,916	(11.8)
Total Interest Income	1,430,438	1,454,876	1.7	129,277	127,696	(1.2)
INTEREST EXPENSE
Checking accounts	7,096	4,530	(36.2)	308	246	(20.1)
Time deposits	81,490	65,215	(20.0)	7,543	8,306	10.1
Saving deposits	220,854	273,407	23.8	23,031	22,025	(4.4)
Total interest expense on deposits	309,441	343,152	10.9	30,882	30,577	(1.0)
Borrowings from banks and others	8,919	4,710	(47.2)	446	442	(0.7)
Interbank and overnight funds (expenses)	3,494	7,993	128.7	1,064	823	(22.7)
Bonds	97,813	104,995	7.3	10,652	10,578	(0.7)
Total interest expense	419,667	460,849	9.8	43,044	42,420	(1.4)
Net Interest Income	1,010,771	994,026	(1.7)	86,233	85,276	(1.1)
Provisions for loan and financial lease losses, accrued interest and other, net	69,049	66,349	(3.9)	6,824	11,347	66.3
Recovery of charged-off assets	(12,786)	(13,916)	8.8	(1,261)	(866)	(31.4)
Provision for investment securities, foreclosed assets and other assets	5,318	4,279	(19.5)	275	234	(14.7)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,001)	(2,216)	121.5	(254)	(41)	(83.7)
Total provisions, net	60,580	54,496	(10.0)	5,584	10,675	91.2
Net interest income after provisions	950,191	939,530	(1.1)	80,649	74,602	(7.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	81,701	81,919	0.3	7,097	6,560	(7.6)
Branch network services	110	110	-	10	10	-
Credit card merchant fees	5,711	6,135	7.4	556	518	(6.8)
Checking fees	2,974	2,676	(10.0)	246	220	(10.8)
Other	7,760	7,012	(9.6)	713	623	(12.7)
Total fees and other services income	98,257	97,853	(0.4)	8,622	7,930	(8.0)
Fees and other services expenses	34,745	36,834	6.0	3,254	3,615	11.1
Fees and other services income, net	63,512	61,019	(3.9)	5,368	4,315	(19.6)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	2,636	3,850	46.0	898	1,486	65.6
Gains (losses) on derivative operations, net	(239)	(894)	274.8	(42)	(303)	621.4
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	42,345	39,269	(7.3)	39	-	(100.0)
Other	1,483	1,615	8.9	239	118	(50.5)
Total other operating income	46,225	43,840	(5.2)	1,134	1,301	14.8
Total operating income	1,059,928	1,044,389	(1.5)	87,151	80,218	(8.0)
OPERATING EXPENSES
Salaries and employee benefits	217,285	215,234	(0.9)	22,515	14,771	(34.4)
Bonus plan payments	3,013	5,434	80.3	386	476	23.2
Termination payments	414	685	65.5	-	-	N.A.
Administrative and other expenses	307,977	295,854	(3.9)	28,852	27,829	(3.5)
Insurance on deposit, net	28,246	28,937	2.4	2,410	2,562	6.3
Charitable and other donation expenses	1,314	1,243	(5.4)	113	113	(0.0)
Depreciation	20,050	20,674	3.1	1,938	1,909	(1.5)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	578,299	568,060	(1.8)	56,214	47,660	(15.2)
Net operating income	481,630	476,329	(1.1)	30,936	32,557	5.2
NON-OPERATING INCOME (EXPENSE)
Other income	92,566	71,994	(22.2)	11,555	3,339	(71.1)
Other expenses	14,136	16,897	19.5	1,393	514	(63.1)
Non-operating income (expense), net	78,429	55,097	(29.7)	10,162	2,826	(72.2)
Income before income tax expense	560,059	531,426	(5.1)	41,098	35,383	(13.9)
Income tax expense	188,847	172,180	(8.8)	14,767	13,160	(10.9)
Net income	371,212	359,246	(3.2)	26,331	22,223	(15.6)

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14	Nov-14 Vs. Nov-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	657,007	896,126	940,205	4.9	43.1
Interbank and overnight funds	91,309	150,411	298,446	98.4	226.9
Total Cash and cash equivalents	748,316	1,046,537	1,238,651	18.4	65.5
INVESTMENT SECURITIES
Debt securities	1,794,437	2,323,540	2,297,052	(1.1)	28.0
Trading	365,492	151,869	59,493	(60.8)	(83.7)
Available for Sale	1,089,053	1,856,782	1,924,843	3.7	76.7
Held to maturity	339,892	314,889	312,717	(0.7)	(8.0)
Equity securities	11,768	24,114	22,986	(4.7)	95.3
Trading	-	6,386	5,258	(17.7)	N.A.
Available for Sale	11,768	17,728	17,728	-	50.6
Allowance	(2,288)	(225)	(225)	(0.0)	(90.2)
Total investment securities, net	1,803,917	2,347,430	2,319,814	(1.2)	28.6
LOANS AND FINANCIAL LEASES
Commercial loans	2,552,532	2,647,589	2,633,439	(0.5)	3.2
Consumer loans	3,021,837	3,198,656	3,226,282	0.9	6.8
Microcredit	12,231	7,034	6,707	(4.7)	(45.2)
Mortgage loans	979,762	1,259,975	1,277,719	1.4	30.4
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(292,447)	(306,963)	(309,241)	0.7	5.7
Total loans and financial leases, net	6,273,915	6,806,292	6,834,907	0.4	8.9
Interest accrued on loans and financial leases	72,761	67,826	69,434	2.4	(4.6)
Allowance on Interest accrued on loans and financial leases	(9,745)	(10,672)	(10,907)	2.2	11.9
Interest accrued on loans and financial leases, net	63,016	57,154	58,527	2.4	(7.1)
Bankers' acceptances, spot transactions and derivatives	407	-	-	N.A.	(100.0)
Accounts receivable, net	37,244	54,621	52,213	(4.4)	40.2
Property, plant and equipment, net	103,208	93,432	95,898	2.6	(7.1)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,467	8,972	11,689	30.3	161.7
Prepaid expenses and deferred charges	39,683	29,161	31,465	7.9	(20.7)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	77,558	83,796	90,481	8.0	16.7
Reappraisal of assets	220,253	224,666	225,279	0.3	2.3
Total assets	9,371,984	10,752,061	10,958,925	1.9	16.9
LIABILITIES
DEPOSITS
Checking accounts	724,743	853,013	933,355	9.4	28.8
Time deposits	2,311,315	2,841,017	2,804,160	(1.3)	21.3
Savings deposits	4,370,731	4,397,025	4,429,248	0.7	1.3
Other	34,341	42,520	45,304	6.5	31.9
Total deposits	7,441,131	8,133,575	8,212,067	1.0	10.4
Bankers' acceptances, spot transactions and derivatives	402	213	-	(100.0)	(100.0)
Interbank borrowings and overnight funds	355,106	831,308	921,916	10.9	159.6
Borrowings from banks and other	89,973	195,834	204,241	4.3	127.0
Accrued interest payable	20,294	20,115	22,132	10.0	9.1
Other accounts payable	123,594	115,621	114,787	(0.7)	(7.1)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	139,216	128,601	139,602	8.6	0.3
Other liabilities	46,402	54,754	50,524	(7.7)	8.9
Total liabilities	8,216,119	9,480,023	9,665,268	2.0	17.6
Total shareholders' equity	1,155,865	1,272,038	1,293,657	1.7	11.9
Total liabilities and shareholders' equity	9,371,984	10,752,061	10,958,925	1.9	16.9

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Nov-13	Nov-14	Nov-14 Vs. Nov-13	Oct-14	Nov-14	Nov-14 Vs. Oct-14
INTEREST INCOME
Interest on loans	719,096	732,082	1.8	67,956	68,060	0.2
Interest on investment securities	152,129	109,057	(28.3)	8,915	8,648	(3.0)
Interbank and overnight funds	3,889	3,861	(0.7)	265	853	222.0
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	875,114	845,001	(3.4)	77,136	77,561	0.6
INTEREST EXPENSE
Checking accounts	1,966	1,184	(39.8)	150	105	(29.7)
Time deposits	104,608	105,950	1.3	10,162	10,738	5.7
Saving deposits	77,539	80,091	3.3	7,614	7,050	(7.4)
Total interest expense on deposits	184,113	187,225	1.7	17,926	17,894	(0.2)
Borrowings from banks and others	3,776	2,780	(26.4)	239	237	(0.8)
Interbank and overnight funds (expenses)	18,818	21,320	13.3	2,640	2,632	(0.3)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	206,707	211,325	2.2	20,805	20,763	(0.2)
Net Interest Income	668,408	633,675	(5.2)	56,331	56,798	0.8
Provisions for loan and financial lease losses, accrued interest and other, net	148,255	126,979	(14.4)	11,976	13,633	13.8
Recovery of charged-off assets	(21,239)	(32,128)	51.3	(1,477)	(1,381)	(6.5)
Provision for investment securities, foreclosed assets and other assets	2,290	9,219	302.6	182	238	30.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,560)	(5,045)	97.1	(171)	(529)	210.1
Total provisions, net	126,746	99,025	(21.9)	10,510	11,961	13.8
Net interest income after provisions	541,662	534,651	(1.3)	45,821	44,837	(2.1)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	139,272	146,097	4.9	13,560	12,948	(4.5)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	14,155	15,542	9.8	1,483	1,358	(8.4)
Checking fees	6,949	7,089	2.0	716	604	(15.6)
Other	43,078	49,460	14.8	4,690	4,643	(1.0)
Total fees and other services income	203,453	218,188	7.2	20,448	19,553	(4.4)
Fees and other services expenses	60,133	68,165	13.4	6,643	6,405	(3.6)
Fees and other services income, net	143,319	150,024	4.7	13,806	13,148	(4.8)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,343	1,398	4.1	245	462	88.3
Gains (losses) on derivative operations, net	(570)	(9)	(98.5)	(185)	358	294.1
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	5,103	3,103	(39.2)	0	-	(100.0)
Other	4	420	N.A.	15	(9)	(159.5)
Total other operating income	5,880	4,911	(16.5)	76	812	974.3
Total operating income	690,861	689,586	(0.2)	59,702	58,796	(1.5)
OPERATING EXPENSES
Salaries and employee benefits	141,604	143,726	1.5	13,323	13,568	1.8
Bonus plan payments	1,154	760	(34.2)	36	31	(13.9)
Termination payments	467	371	(20.6)	-	45	N.A.
Administrative and other expenses	251,199	254,448	1.3	24,304	22,315	(8.2)
Insurance on deposit, net	19,406	19,583	0.9	1,825	1,231	(32.6)
Charitable and other donation expenses	425	660	55.3	513	13	(97.5)
Depreciation	18,180	15,186	(16.5)	1,376	1,358	(1.4)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	432,434	434,733	0.5	41,377	38,559	(6.8)
Net operating income	258,427	254,853	(1.4)	18,325	20,237	10.4
NON-OPERATING INCOME (EXPENSE)
Other income	12,656	23,108	82.6	4,264	1,249	(70.7)
Other expenses	10,080	10,038	(0.4)	974	639	(34.4)
Non-operating income (expense), net	2,576	13,070	407.5	3,291	610	(81.5)
Income before income tax expense	261,002	267,923	2.7	21,616	20,847	(3.6)
Income tax expense	90,272	86,784	(3.9)	7,506	6,815	(9.2)
Net income	170,730	181,139	6.1	14,110	14,032	(0.6)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel